FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of September 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues 11th Series Unsecured Straight Bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 8, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Issues 11th Series Unsecured Straight Bonds

Tokyo, September 8, 2008—Nomura Holdings, Inc. today announced that it has determined the terms of its Eleventh series of unsecured straight bonds in the total principal amount of 108.4 billion yen, to be issued targeting retail investors via public offering in Japan. Term of the issues are as outlined below.

Eleventh Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1. Amount of Issue	108.4 billion yen
2. Denomination of each Bond	1 million yen
3. Issue Price	100 yen per face value of 100 yen
4. Interest Rate	1.26% per annum
5. Offering Period	From September 9, 2008 to September 18, 2008
6. Payment Date	September 19, 2008
7. Interest Payment Dates	March 19 and September 19 of each year
8. Maturity Date	September 16, 2011
9. Redemption Price	100% of the principal amount
10. Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.
11. Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.
12. Book-entry Transfer Institution	Japan Securities Depository Center, Inc.
13. Bond Administrator	Sumitomo Mitsui Banking Corporation The Sumitomo Trust & Banking Co., Ltd.
14. Rating	The Bonds have been given a rating of “AA—” from Rating and Investment Information, Inc. and “AA” from Japan Credit Rating Agency, Ltd.

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.